UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Allegheny Technologies Retirement Savings Plan
As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013
With Reports of Independent Registered Public Accounting Firms

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
and Supplemental Schedule
As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania
We have audited the accompanying statement of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2013, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the 2013 basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2013 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2013 basic financial statements taken as a whole.
/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 12, 2014

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statement of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Allegheny Technologies Retirement Savings Plan at December 31, 2012 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 27, 2013

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$347,228,952	$303,940,761
Interest in registered investment companies	4,992,271	3,942,745
Total investments at fair value	352,221,223	307,883,506
Notes receivable from participants	3,328,683	3,214,876
Contributions receivable	—	537,177
	3,328,683	3,752,053
Net assets available reflecting investments at fair value	355,549,906	311,635,559
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,326,753)	(4,225,509)
Net assets available for benefits	$354,223,153	$307,410,050
See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2013
Contributions:
Employer	$8,697,205
Employee	8,299,098
Rollovers	507,185
Total contributions	17,503,488
Interest income on notes receivable from participants	151,306
Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	48,011,939
Net gain from interest in registered investment companies	773,682
Other	19,662
Total investment income	48,805,283
66,460,077
Distributions to participants	(19,642,749)
Administrative expenses and other, net	(4,225)
(19,646,974)
Net increase in net assets available for benefits	46,813,103
Net assets available for benefits at beginning of year	307,410,050
Net assets available for benefits at end of year	$354,223,153
See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
December 31, 2013
1. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a portion of their compensation and contribute such deferrals to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code (the Code) limitations.
Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are ATI and affiliates of ATI, up to 4% of participants’ salary. In addition, for non-bargaining unit employees, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment options offered by the Plan. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund).
Non-bargained employees of ATI Precision Finishing, LLC started participating in the Plan effective December 31, 2013 and ceased participating in the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan. No Plan transfers resulted from this change. Participants may elect to rollover their participant account to the Plan or retain an account balance within the ATI Precision Finishing, LLC Employees’ 401(k) and Profit Sharing Plan.
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution varies based on employee group classification and years of service. Participant forfeitures are used to reduce future employer contributions.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Principal and interest payments are made by payroll deductions.
2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.

Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2013 or 2012. If a participant ceases to make a note repayment and the Plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
3. Investments
Certain assets of the Plan along with the assets of various other ATI sponsored plans are part of the Master Trust. The Plan’s interest in the net assets of the Master Trust was approximately 35% and 36% at December 31, 2013 and 2012, respectively. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.
The Plan’s approximate share of the various investment types held by the Master Trust at December 31, 2013 and 2012 was as follows:

	2013	2012
Registered investment companies	37%	39%
Common collective trusts	30%	30%
Synthetic investment contracts	43%	44%
Corporate common stock	26%	28%
Guaranteed investment contracts	43%	44%

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2013 and 2012:

	2013	2012
Common collective trusts	$412,878,005	$323,922,840
Registered investment companies	288,684,301	232,490,850
Synthetic investment contracts (a)	177,723,536	184,046,579
Corporate common stocks	78,694,750	66,692,496
Guaranteed investment contracts	41,571,159	39,622,255
Total investments held by the Master Trust at fair value	$999,551,751	$846,775,020

(a)
This class includes approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts, and 3% asset-backed securities for 2013 and approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities for 2012.

Investment income attributable to the Master Trust for the year ended December 31, 2013 was as follows:

Net appreciation in fair value of investments:
Common collective trusts	$66,682,495
Synthetic investment contracts	3,520,061
Guaranteed investment contracts	677,379
Registered investment companies	59,371,131
Corporate common stocks	13,291,253
Net appreciation in fair value of investments	143,542,319
Expenses
Administrative expenses and other, net	(1,354,893)
Total investment gain	$142,187,426
The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts held by the Master Trust, for 2013 and 2012, were as follows:

	Years Ended December 31
	2013	2012
Based on actual earnings	2.02%	2.34%
Based on interest rate credited to participants	1.79%	2.11%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.
4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012 .
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•
Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, where NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, these investments are classified within Level 2 of the valuation hierarchy.

•
Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•
Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•
Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The following table presents the financial instruments of the Master Trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2013 and 2012. The Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.
Master Trust assets measured at fair value on a recurring basis:

December 31, 2013	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$412,878,005	$412,878,005
Interest in registered investment companies (b)	288,684,301	—	288,684,301
Interest in synthetic investment contracts (c)	—	177,723,536	177,723,536
Corporate common stock (d)	78,694,750	—	78,694,750
Interest in guaranteed investment contracts	—	41,571,159	41,571,159
	$367,379,051	$632,172,700	$999,551,751

December 31, 2012	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$323,922,840	$323,922,840
Interest in registered investment companies (b)	232,490,850	—	232,490,850
Interest in synthetic investment contracts (c)	—	184,046,579	184,046,579
Corporate common stock (d)	66,692,496	—	66,692,496
Interest in guaranteed investment contracts	—	39,622,255	39,622,255
	$299,183,346	$547,591,674	$846,775,020

(a) This class includes approximately 4% fixed income funds, 15% equity funds and 81% target dated funds in 2013 and approximately 9% fixed income funds, 13% equity funds and 78% target dated funds in 2012. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
(b) This class includes approximately 54% U.S. equity funds, 13% non-U.S. equity funds, and 33% fixed income funds in 2013 and approximately 46% U.S. equity funds, 13% non-U.S. equity funds, and 41% fixed income funds in 2012.
(c) This class includes approximately 2% government and government agency bonds, 3% corporate bonds, 3% residential mortgage-backed securities, 4% commercial mortgage-backed securities, 85% common collective trusts, and 3% asset-backed securities in 2013 and approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities in 2012. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
(d) Comprised of ATI common stock.

In addition to the Plan’s investments in the Master Trust, the Plan held $4,992,271 and $3,942,745 in self-directed accounts as of December 31, 2013 and 2012, respectively. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2011 for amendments executed through December 15, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended on December 21, 2010, March 9, 2011, and May 1, 2012. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2010.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394        Plan: 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Description	Current Value
Participant loans* (4.25% to 9.75%, with maturities through 2028)	$3,328,683
Registered investment companies

Self-directed Account:
Fidelity Funds Bus Svcs & Outsourcing Port	$57,619
T. Rowe Price Science & Technology Cap Stk	19,891
T. Rowe Price Floating Rate Investor	25,324
Vanguard Energy Fund	134,912
Dreyfus Funds Basic S&P 500 Index	9,169
FPA Crescent Portfolio	31,861
Fidelity Funds Electronic PTF	25,255
Vanguard Balanced Index Fund	41,163
Janus Sh Ben Int	55,109
Touchstone Strat Tr International Small Cap	83
Pimco Total Return	80,429
T. Rowe Price Small Cap Stock Fund	5,223
Vanguard Mid Cap Index Fund	4,363
Schwab Health Care Focus Fund	15,599
American Funds Growth Fund	13,969
Oakmark Fds Equity & Income Fd	27,312
Tweedy Browne Global Value	28,136
T. Rowe Price Euro Stock Fund	30,798
Fidelity Funds Tech Portfolio	35,360
Janus Research Fund	62,308
Dodge & Cox Funds Intl Stock Fd	20,065
Profunds Precious Metal Ultrasector	1,237
Rydex Funds Inverse Dow 2X Strategy Cl H	8,409
Janus Growth & Income	136,019
Harbor Fd Bd Fd	32,194
Oakmark Fds Oakmark Global Sel	100,515
Dreyfus Intermediate Term Income	10,936
Marsico Invt Fd Growth & Income Fund	72,703
Fidelity Tr Growth Co Fd	39,904
Gabelli Equity Ser Fds Inc Small Cap Grwt	55,091
Mairs and Power Growth Fund	23,265
Lazard Fds Emerg Mkt Open	29,540
SSGA Funds S & P 500 Index	40,854
RS Funds Large Cap Alpha	47,204
Fidelity Funds Retailing PTF	65,475
Janus Global Select	193,904
Jensen Quality Growth	81,100
MFS Mid Cap Growth	24,456
Artisan Global Value Fund	102,020

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394         Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

Description	Current Value
Profunds Financials Ultrasector	13,359
Fidelity Funds Biotech Portfolio	24,027
Vanguard Total Stock Market Index Fd	178,894
Dodge & Cox Funds Stock Fund	29,738
Vanguard Small Cap Index Fund	26,337
T. Rowe Price Real Estate Fund	8,545
Vanguard Windsor II Fund	52,407
Fidelity Funds Software & Computer	158,469
Janus Enterprise Fd	129,377
Wells Fargo Advt Fds Growth Inv	45,042
Vanguard Dividend Growth Investor	34,447
Harbor Fd International	41,917
Pimco Real Return Fd	30,342
PIMCO Fds All Asset All Authority	49,713
T. Rowe Price Small Cap Val F Cap Stk	705
T. Rowe Price New Asia Fd	17,441
Janus Global Technology Fd	45,282
Fidelity Funds Computer Portfolio	29,393
Loomis Sayles Bond Fund Retail	41,769
RS Invt Small Cap Growth	16,178
Wells Fargo Precious Metals	4,611
T. Rowe Price Blue Chip Growth Fund	15,091
Vanguard Primecap Core Fund	25,524
DWS High Income Plus	14,605
Royce Special Equity Fd	28,564
Vanguard Strategic Equity Fund	28,662
Dreyfus Funds Disciplined Stock Fd	12,594
Fidelity Funds Tech Portfolio	29,235
T. Rowe Price Latin Amer Fd	2,218
PIMCO Funds Commodity/Real Ret Strat Instl	9,407
Invesco Global Health Care Fd	17,337
Fidelity Contrafund	13,040
Franklin Templeton Investments Mutual Global Discovery Fund Z	39,396
T. Rowe Price New Horizons Fd I	23,189
Vanguard Selected Value	27,533
Fidelity Fds Low Priced Stk	87,366
Dreyfus Funds Technology Growth	78,610
Managers Real Estate Securities Fund	2,728
Invesco Tech Fd	4,280
Janus Global Life Sciences Fd	23,375
Vanguard Selected Value Fund	134,892
Vanguard Long Term Bond Index Fund	20,025

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394         Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

Description	Current Value
Vanguard Emerging Markets Stock Index Fd	44,435
Pimco Fds All Asset Fd	38,377
Janus Global Research	78,972
Pimco Total Ret Fd Instl	15,845
Dodge & Cox Funds Income Fund	14,854
Rydex Ser Tr Inverse S&P 500 2X Strat	19,598
LKCM Equity Fund	22,662
Permanent Portfolio Fund	12,851
Sequoia Fd	176,478
Fidelity Funds Medical Equip & Sys Port	39,527
WT Mut Fds Sm Mdcap Val	45,841
Fidelity Funds Select Gold	34
TCW Funds Emerg Mkt Inc Fd	12,631
TDAM Money Market Portfolio	1,065,728
Total Self-directed	$4,992,271

*Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date:	June 12, 2014	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)